United States securities and exchange commission logo





                              August 26, 2022

       Yong (David) Yan
       Chief Executive Officer
       AlphaVest Acquisition Corp.
       420 Lexington Ave, Suite 2446
       New York, NY 10170

                                                        Re: AlphaVest
Acquisition Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted July 28,
2022
                                                            CIK No. 0001937891

       Dear Mr. Yan:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Submitted July 28, 2022

       General

   1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties
with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact
could impact your ability to complete your initial business
                                                        combination. For
instance, discuss the risk to investors that you may not be able to complete an initial
business combination with a U.S. target company should the
                                                        transaction be subject
to review by a U.S. government entity, such as the Committee on
                                                        Foreign Investment in
the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool
of potential targets with which you could complete an initial business combination may be
limited. Further, disclose that the time necessary for government
 Yong (David) Yan
FirstName
AlphaVest LastNameYong    (David) Yan
           Acquisition Corp.
Comapany
August 26, NameAlphaVest
           2022            Acquisition Corp.
August
Page 2 26, 2022 Page 2
FirstName LastName
         review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
2. We note the enforcement of civil liability section on page 144 refers to the Cayman
         Islands. To the extent that one or more of your officers and/or directors are located in
         China or Hong Kong, please create a separate Enforceability of Civil Liabilities section, in the forepart of the prospectus, for the discussion of the enforcement risks related to civil liabilities due to your officers and directors being located in China or Hong Kong. Please identify each officer and/or director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints. Also, please disclose these risks in a separate risk factor, which should contain disclosures consistent with the separate section.
3. Please include page numbers for cross-references on the cover page and in the summary to the more expansive disclosure.
Cover Page

4. We note that a majority of your executive officers and/or directors are located in or have significant ties to China/Hong Kong, and your disclosure that you are seeking to acquire a company that may be based in China, Hong Kong or Macau (PRC) in an initial business combination. Please disclose this prominently on the prospectus cover page. We also note the disclosure regarding variable interest entity (VIE) contracts. If true, disclose that these contracts have not been tested in court. Your disclosure should acknowledge that
         Chinese regulatory authorities could disallow this structure, which would likely result in a
         material change in your or the target company   s post-combination
operations and/or a
         material change in the value of your common stock or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions
by China   s
         government, such as those related to the use of variable interest entities and data security
         or anti-monopoly concerns, has or may impact the company   s ability
to conduct its
         business, accept foreign investments, or list on an U.S. or other foreign exchange.

5. Given the risks of doing business in the PRC, please revise the cover page to disclose that the majority of your officers and directors having significant ties with China may make you a less attractive partner to a non-China-based target company than a non-China based
         SPAC. Please disclose that this may therefore limit the pool of acquisition candidates and make it harder for you to complete an initial business combination with a non-China-
 Yong (David) Yan
FirstName
AlphaVest LastNameYong    (David) Yan
           Acquisition Corp.
Comapany
August 26, NameAlphaVest
           2022            Acquisition Corp.
August
Page 3 26, 2022 Page 3
FirstName LastName
         based target company. Specifically discuss the impact this could have upon your search for an initial business combination. Please also state this in the bulleted risks on pages 29-
         31 and under an appropriate caption in your Risk Factors.
6. Provide a description of how cash is transferred through your organization and how cash will be transferred through the post-combination organization if you acquire a company based in China. State whether any transfers, dividends, or distributions have been made to date between the company, its subsidiaries, or to investors, and quantify the amounts where applicable.
Summary, page 1

7. We note your disclosure on page 2 regarding VIEs. Please disclose, if true, that the VIE agreements have not been tested in a court of law.
8.       We note your disclosure on page 11 that you    are currently not
required to obtain
         permission from any of the PRC authorities to operate and issue [your] securities to non-
         PRC investors.    Please disclose how the company reached this
determination.
9. In your summary of risk factors, disclose the risks that your corporate structure and being
         based in or having the majority of the company   s operations in China
poses to investors.
         In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in
         China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the
         Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Risk Factors
If we seek shareholder approval of our initial business combination..., page 38

10. We note that your initial shareholders and their affiliates may purchase shares from public holders for the purpose of voting those shares in favor of a proposed business combination, thereby increasing the likelihood of the completion of the combination.
         Please explain how such purchases would comply with the requirements of Rule 14e-5 under the Exchange Act. Refer to Tender Offer Rules and Schedules Compliance and
         Disclosure Interpretation 166.01 for guidance.
 Yong (David) Yan
AlphaVest Acquisition Corp.
August 26, 2022
Page 4
U.S. laws and regulations, including the Holding Foreign Companies Accountable Act..., page
82

11.   We note your statements in this risk factor that    we will not undertake
an initial business
      combination with any entity that is based or located in or that conducts its principal business operations in China (including Hong Kong and Macau) or any entity that has as
      its auditor one that is listed in the PCAOB report.    We also note your
statement on the
      cover page of the prospectus that    [b]ecause our management team has a
substantial
      network in the People   s Republic of China, including, solely for
purposes of this
      prospectus, Hong Kong, Taiwan and Macau, which we refer to throughout this prospectus
      collectively as the    PRC    or    China   , we may pursue a business
combination with a
      company doing business in China, which may have legal and operational risks associated
      with such a decision.    Please revise to reconcile your disclosures
throughout the
      prospectus as appropriate.
Related Party Transactions, page 98

12. We note the disclosure regarding TenX Global Capital LP throughout the prospectus.
      Please address how TenX Global Capital LP is a related party and clarify the related
      party   s position with or relationship with the company.
Officers, Directors and Director Nominees, page 124

13. Please revise your disclosure regarding the background and history of your executive officers and directors to comply with Item 401(e)(1) of Regulation S-K. Specifically, revise your disclosure to describe the business experience, principal occupations and employment, of the named executive officers and directors during the past five years, including the dates and duration of their employment.
       You may contact Frank Knapp at 202-551-3805 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Ronald Alper at 202-551-3329 or David Link at 202-551-3356 with any other questions.



                                                           Sincerely,
FirstName LastNameYong (David) Yan
                                                           Division of
Corporation Finance
Comapany NameAlphaVest Acquisition Corp.
                                                           Office of Real
Estate & Construction
August 26, 2022 Page 4
cc:       Michael J. Blankenship
FirstName LastName